Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 5, 2007

STATOILHYDRO ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by StatoilHydro ASA on October 5, 2007, entitled "Eivind Reiten steps down as chair of StatoilHydro ASA".

Eivind Reiten steps down as chair of StatoilHydro ASA

Eivind Reiten has today informed the corporate assembly that he is stepping down as chair in StatoilHydro ASA with immediate effect. The deputy chair Marit Arnstad will take over as acting chair, also with immediate effect.

Ms Arnstad will remain acting chair until the corporate assembly can elect a new director of the board and a new chair of the board.

In a stock market announcement from Norsk Hydro ASA, it is stated that ,”The investigations so far indicate that Hydro may have had more extensive contact, and made more active use of the consultancy firm in question, than has previously emerged. “

Out of consideration for StatoilHydro ASA, Mr Reiten has decided to step down as chair of the board, after thorough assessment.

The review of matters relating to Hydro´s oil and energy activities in Libya initiated by StatoilHydro´s chief executive officer Helge Lund, will be implemented as planned.

STATOILHYDRO ASA (Registrant)
Dated: October 5, 2007	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer